UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 2, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES FIRST CONDITIONAL ORDER
FOR GRYPHON – THE 3D FUNCTIONAL INKJET TECHNOLOGY SYSTEM

The system is operating in a production environment at Silicon Valley-based PCB manufacturer, Bay Area Circuits Inc.

MIGDAL HAEMEK, Israel – February 2, 2015 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced that it has received a conditional purchase order from Bay Area Circuits Inc. for a Gryphon system. The purchase order will become firm upon successful completion of an evaluation process. This is a milestone event, marking the first customer purchase order for the Gryphon following the successful conclusion of the beta-testing phase of the system.

Gryphon provides a one-stop-shop process designed to replace the traditional solder mask and legend deposition process in the manufacture of Printed Circuit Boards (PCB). Gryphon enhances production, while significantly improving the reliability and yield of the process.

The Gryphon system has been installed in the customer’s facility in California and is now working in a production environment. Bay Area Circuits is using the Gryphon primarily for the direct deposition of the solder mask following the manufacture of the circuit boards.

Rafi Amit, Chairman and CEO of Camtek commented, “This is an important commercial achievement for Gryphon, marking our first customer order and installation. Bay Area Circuits is an innovative company, constantly looking to improve its manufacturing processes and service to its customers, and this order is a vote of confidence in the commercial viability of our solution. The commencement of customer installations demonstrates that the Gryphon is starting to achieve market recognition and we look forward to further installations at additional customers in the coming months.”

Dr. Boaz Nitzan, Vice President of Camtek’s Functional Inkjet Technologies (FIT) Division added, "Gryphon's technological breakthrough provides advanced alignment, short cycle time, significantly improved yield and an environmentally friendly process. FIT, Camtek's proprietary Functional Inkjet Technology, brings an innovative process that promotes the digitalization of PCB manufacturing thus addressing the most demanding standards of the PCB industry."

Stephen Garcia, President of Bay Area Circuits commented, “We see the Gryphon as a ground breaking improvement to the PCB manufacturing process. We have been impressed with the results from our early tests and we now have the system working on the production floor. We are expecting to see a high return on investment through reduced manufacturing time, reduced manpower, zero waste and increased accuracy. More importantly, we believe that the digital 3D printing of solder masks on PCBs will also enable us to offer a higher quality end-product for our customers.”

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il

ABOUT BAY AREA CIRCUITS INC.

Founded in 1975 by the late Lawrence Nobriga, Silicon Valley-based Bay Area Circuits has been serving the PCB manufacturing needs of high-tech electronics manufacturers, contract assemblers and design engineers for nearly 40 years. A focus on quick-turn prototyping and production leveraging innovative and high quality designs has made Bay Area Circuits the manufacturer of choice for customers around the world.

Bay Area Circuit’s website is at www.bayareacircuits.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.